FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                          10 July, 2003


                   BALTIMORE TECHNOLOGIES PLC
                     (Registrant's name)


Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
         Theale, Reading, Berkshire, England RG7 4SA
             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).


                            EXHIBIT INDEX


Press Release regarding: Controlled sale process ends      dated: 10 July, 2003


                           Baltimore Technologies plc

                          Controlled Sale Process Ends



London, UK - July 10 2003 - Today, Baltimore Technologies plc (London: BLM) announced that the controlled sale process it commenced on 22nd May has been closed.

Whilst there have been offers for the whole of the company's share capital the Board does not believe that pursuing those offers would allow maximising the overall return to shareholders. Therefore, the Company is no longer in an offer period as defined by the City Code on Takeovers and Mergers. However, negotiations regarding the disposal of certain managed service related offerings will continue. Focusing on the authentication business to support our growing customer base is the priority.

On an unaudited management accounts basis, Baltimore had GBP14.47 million cash at bank on 30 June 2003. This balance excludes the GBP8.3 million due in respect of the sale of the Select Access business announced on 4th July as well as at least GBP2-3 million expected in the next 6 months from earlier divestments. In effect, the half-year cash balance of GBP14.47 million represents a net reduction of only GBP3.42m for the first six months of 2003. The business remains debt free other than a GBP300k mortgage.

Bijan Khezri, Chief Executive Officer, said:

"The software industry continues to represent a significant potential for consolidation worldwide. As the world's leading PKI-based authentication vendor for high-end applications in Finance and Government, we will continue carefully monitoring the situation and pursue negotiations regarding the disposal of managed service related offerings.

Today's cash balance as well as the expected future inflows will ensure that we continue making the development, support and maintenance of our authentication business a priority."




                          About Baltimore Technologies

Baltimore Technologies' products, services and solutions solved the fundamental security and trust needs of e-business. Baltimore's e-security technology gave companies the necessary tools to verify the identity of who they are doing business with and securely manage which resources and information users can access on open networks. Baltimore Technologies is a public company, principally trading on London (BLM). For more information on Baltimore Technologies please visit http://www.baltimore.com


For further information:

Smithfield Financial

Andrew Hey  020 7903 0676

Nick Bastin  020 7903 0633

Will Swan  020 7903 0647


                                      ###



Certain statements that are not historical facts including certain statements made over the course of this document may be forward-looking in nature. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Company to be materially different from any future results, performance or achievements implied by such forward-looking statements.



                                      ###





                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              BALTIMORE TECHNOLOGIES PLC


                              By:___/s/ Simon Enoch ___

                                 Name:  Simon Enoch
                                 Title: Secretary and General Legal Counsel


Date:  10 July, 2003